DIRECT DIAL (213) 687-5122 DIRECT FAX (213) 621-5122 EMAIL ADDRESS Michelle.Gasaway@skadden.com	Skadden, Arps, Slate, Meagher & Flom llp 300 South Grand Avenue Los Angeles, California 90071-3144 TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com

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January 25, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Social Leverage Acquisition Corp I

Draft Registration Statement on Form S-1

Filed December 23, 2020

Ladies and Gentlemen:

This letter sets forth responses of Social Leverage Acquisition Corp I (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated January 19, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

The Company has revised the Registration Statement in response to the Staff’s comments. The Company is concurrently filing an amendment to the Registration Statement with this letter.

U.S. Securities and Exchange Commission

January 25, 2021

Registration Statement on Form S-1 filed December 18, 2020

Our amended and restated certificate of incorporation will designate the Court of Chancery...,

1.	Staff’s Comment: We note the disclosure indicates the federal district courts are the exclusive forum for actions arising out of the Securities Act. Please revise the disclosure here and in the later section on page 140 to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on pages 67 and 142 to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act, and to disclose that our stockholders will not be deemed to have waived compliance with the federal securities laws and the regulations promulgated thereunder.

Please contact me at (213) 687-5122 should you require further information.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:	Social Leverage Acquisition Corp I

Douglas Horlick

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel